INVESTMENT AGREEMENT

July 13, 2016

Alumina Partners LLC
838 6th Avenue, 5th Floor
New York, New York 10001

Subscription for Units

Alumina Partners LLC (the "**Investor**") proposes to purchase, and Aurora Cannabis Inc. (the "**Company**" or the "**Issuer**") proposes to sell, on a private placement basis completed in tranches (each a "**Tranche**"), over an eighteen (18) month period commencing on the date hereof (the "**Term**"), units ("**Units**") with each Unit consisting of one common share (each, a "**Common Share**") in the capital of Aurora Cannabis Inc. (the "**Company**" or the "**Issuer**") and one-half of one Common Share purchase warrant (each whole warrant, a "**Warrant**"), with each whole Warrant exercisable into one Common Share at the Warrant Exercise Price (as defined below) for a period of five (5) years from the closing date of each Tranche.

The maximum face amount of Units to be subscribed for over the Term is Five Million Dollars (CDN$5,000,000) (herein, the "**Offering**"). Subject to the conditions set forth in this Agreement, the Investor agrees to subscribe for a minimum of CDN$100,000 in each Tranche unless the weighted dollar average trading volume of the Common Shares is equal to or greater than CDN$200,000 per day for the five (5) trading days preceding the receipt by the Investor of a "Draw-Down Notice" (as defined below), in which case the Investor will subscribe for a minimum CDN$200,000 in that Tranche (the "**Formula**"). Notwithstanding the foregoing, the Company and Investor have the discretion to agree to increase the size of an individual Tranche to up to CDN$500,000.

The purchase price ("**Purchase Price**") for each Unit purchased by the Investor in each Tranche shall be priced at a discount of 25% to the "market price" ("**Market Price**") of the Common Shares traded on the facilities of the Canadian Securities Exchange (the "**Exchange**") or such lesser discount as dictated by the Policy 6 of the Exchange, Section 2.1 governing the discount of private placements or such other applicable policy of a stock exchange in Canada. Specifically, the Market Price of the Common Shares for each Tranche shall be defined as the price per Common Share formally protected and reserved by the Company's filing of a Price Reservation Notice on the Exchange's Form 9 ("**Form 9**") with the Exchange. The Tranche thus protected must be completed promptly within 20 days of the date of the Form 9.

The exercise price of the Warrants ("**Warrant Exercise Price**") for each Tranche shall be set at a 25% premium to the Market Price determined in the corresponding Form 9.

Notwithstanding anything to the contrary in this Agreement, the Company shall not sell, nor shall the Investor purchase, Units in a Tranche if at any time during the ten (10) consecutive trading days prior to the giving of a Draw-Down Notice, the Common Shares have traded at a price below CDN$0.30.

In addition, the Investor shall not be required to close a Tranche if the volume weighted average trading price of the Common Shares on the Exchange determined as of the close of trading on

the second Business Day prior to the Closing Date is below the Market Price in the Form 9 corresponding to such Tranche.

Furthermore, in no event may the Common Shares and Warrants issuable to the Investor pursuant to a Tranche, when aggregated with the Common Shares and securities exercisable or convertible into Common Shares held by the Investor on the date of the closing of the particular Tranche, exceed 9.99% of the Company's outstanding Common Shares on a partially diluted basis.

Tranches

All Tranches shall be initiated upon the receipt by the Investor of a written notice ("**Draw-Down Notice**") in the form attached hereto as Schedule B no sooner than ten (10) trading days following the closing ("**Closing**") of the previous Tranche.

Upon receipt of a Draw-Down Notice, but subject to the conditions of each Tranche being met in favour of the Investor, the Investor will, within two (2) business days, counter-sign the Draw-Down Notice and send it back to the Company confirming that it accepts such notice or will indicate to the Company that the Investor does not accept the Draw-Down Notice and, if so, provide reasons for such non-acceptance. If the Investor signs back the Draw-Down Notice (accepting its terms), the Company shall immediately file a Form 9 in order to establish the Market Price which will, in turn, determine the Purchase Price for the Units (and the specific Warrant Exercise Price) to be purchased in the Tranche in question.

The Company shall provide the Investor and its counsel with a copy of the Form 9 filed with the Exchange and the conditional approval request made by the Company, if any, to the Exchange for each such Tranche.

In order for a Tranche to be initiated, the following conditions must be met:

1. the Company shall not be subject to any cease trade orders in the Reporting Provinces;

2. the Common Shares shall continue to be listed on the Exchange;

3. the Company shall deliver on closing of any subsequent Tranche, a certificate confirming the accuracy of all representations and warranties contained in the Investment Agreement, as if such representations and warranties were provided as of the date of the subsequent Tranche;

4. the Company shall not be in breach of any covenant owing to the Investor under the Investment Agreement;

5. no proceedings shall have been commenced for the liquidation, dissolution, bankruptcy, insolvency or winding-up of the Company or any substantial part of its business; and

6. the Investor and one or more Insiders (as defined herein) shall have entered into a Security Lending Agreement (as defined herein) and an Escrow Agreement (as defined herein) in connection with the Tranche, in forms satisfactory to the Investor and such Insiders, acting reasonably.

Documents Required for a Subsequent Tranche

Assuming the conditions above in respect to a further Tranche have been meet as determined by the Investor, the parties shall enter into the following documents and/or deliveries:

1. A duly executed Subscription Agreement (in the form of Schedule A attached) in respect to the applicable Tranche;

2. A duly executed Security Lending Agreement and Escrow Agreement;

3. A bring-down certificate of a senior officer of the Company attesting to the continued accuracy of all representations, warranties and covenants contained in the Investment Agreement, as if such representations, warranties and covenants were given as of the day funding of the applicable Tranche;

4. A certificate of a senior officer of the Company attesting to the consolidated capitalization of the Company as of the date immediately preceding the Closing Date;

5. On the Closing Date, the Company shall (a) cause Computershare Trust Company of Canada (the "**Transfer Agent**") to issue an original certificate representing the Common Shares underlying the Units purchased ("**Share Certificate**"), and (b) issue and deliver an original certificate to the Investor representing the Warrants underlying the Units purchased ("**Warrant Certificate**");

6. On the Closing Date, the Investor shall deliver same day funds to the Company, by wire transfer, bank draft or certified funds in Canadian Dollars against delivery of the Share Certificate and Warrant Certificate representing the Common Shares and Warrants, respectively, comprising the Units in relation to the applicable Tranche;

7. Evidence of approval of the Exchange, if required, to the applicable Tranche; and

8. Certificate of Computershare Trust Company of Canada as to its due appointment as registrar and transfer agent of the Common Shares and the number of issued and outstanding Common Shares as of the date immediately preceding the Closing Date.

Capitalized terms used but not defined above have the meanings ascribed to those terms in subsection 1(a) of this Agreement.

1. **Definitions**

(a) Where used in this Agreement, or in any amendment hereto, the following terms have the following meanings, respectively:

"**affiliate**" shall have the meaning ascribed to such term under Securities Laws;

"**Agreement**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this investment agreement and not to any particular section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

"**Agreements and Instruments**" has the meaning given to such terms in subsection 3(a)(x);

"**Annual Financial Statements**" means the audited consolidated financial statements of the Company as at and for the years ended June 30, 2015 and 2014, together with the Units thereto and the Auditors' report thereon;

"**Anti-Money Laundering Laws**" means money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority;

"**Auditors**" means MNP LLP, the auditors for the Company;

"**Business Day**" means any day except Saturdays, Sundays and statutory or civic holidays in the Province of Ontario or State of New York;

"**Closing**" means completion of a Tranche consisting of the issue and sale by the Company of the Units pursuant a Subscription Agreement;

"**Closing Date**" means the date for a Closing, as agreed to by the Company and the Investor, each acting reasonably;

"**Closing Time**" means 10:00 a.m. (Toronto time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Company and the Investor;

"**Common Shares**" means the common shares in the capital of the Company as constituted on the date hereof;

"**Company**" has the meaning given to such term in the first paragraph of this Agreement;

"**Company's Counsel**" means McMillan LLP, Canadian legal counsel for the Company;

"**distribution**" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under the Securities Laws or any of them;

"**Environmental Laws**" means any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants;

"**Escrow Agreement**" means the escrow agreement between Aird & Berlis LLP, as escrow agent, the Investor and one or more Insiders to be entered into prior to the Closing of a Tranche;

"**Exchange**" means the Canadian Securities Exchange;

"**Governmental Authority**" means any government, parliament, legislature, or any regulatory authority, agency, commission or board of any government, parliament or legislature, or any court or (without limitation to the foregoing) any other Law, regulation

or rule-making entity (including, without limitation, any stock exchange, securities regulatory authority, central bank, fiscal or monetary authority or authority regulating banks), having jurisdiction in the relevant circumstances;

"**Governmental Licenses**" has the meaning given to such term in subsection 3(a)(xiv);

"**Hazardous Materials**" means any hazardous chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold which is prohibited, controlled or regulated under under Environmental Laws;

"**IFRS**" means International Financial Reporting Standards adopted by the International Accounting Standards Board;

"**Insider**" means a director or officer of the Company;

"**Intellectual Property**" has the meaning given to such term in Section 3(a)(xxix);

"**Investor**" has the meaning given to such term in the first paragraph of this Agreement;

"**Investor's Counsel**" means Aird & Berlis LLP, Canadian legal counsel for the Investor;

"**Investor's Legal Expenses**" has the meaning given to such term in Section 12;

"**Law**" means any and all applicable laws, including all federal, provincial and local statutes, codes, ordinances, decrees, rules, treaties, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, or regulatory judgments, orders, directives, decisions, rulings or awards of any Governmental Authority, all having the force of law, binding on or affecting the Person referred to in the context in which the term is used;

"**Lien**" means any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement;

"**Material Adverse Effect**" means (i) the effect resulting from any event or change which is or would reasonably be expected to be materially adverse to the business, affairs, capital, condition (financial or otherwise), operations, management, assets, liabilities (contingent or otherwise) of the Company or any of its Subsidiaries, taken as a whole, or which event or change would reasonably be expected to have a significant negative effect on the market price or value of the securities or the Common Shares or (ii) any fact, or change that would result in any document containing a misrepresentation;

"**material change**", "**material fact**" and "**misrepresentation**" shall have the meanings ascribed to such terms under Securities Laws;

"**NI 45-106**" means National Instrument 45-106 – *Prospectus Exemptions*;

"**NI 51-102**" means National Instrument 51-102 – *Continuous Disclosure Obligations*;

"**NI 52-109**" means National Instrument 52-109 – *Certification of Disclosures in Company's Annual and Interim Filings*;

"**Offering**" has the meaning given to such term in the first paragraph of this Agreement;

"**Operative Documents**" means each Subscription Agreement in respect to a subscription for Units and each Warrant Certificate comprising the Units issued in connection with same.

"**Person**" means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

"**Public Disclosure Documents**" means each of the Company's: (i) management information circular dated August 12, 2015 in connection with the September 8, 2015 annual meeting of the shareholders of the Company; (ii) management's discussion and analysis of the financial condition and results of operations of the Company for the period ending June 30, 2015, as filed on August 2, 2015; (iv) management's discussion and analysis of the financial condition and results of operations of the Company for three month period ended September 30, 2015 as filed on November 30, 2015; (v) management's discussion and analysis of the financial condition and results of operations of the Company for the six month period ended December 31, 2015 as filed on February 29, 2016; (vi) management's discussion and analysis of the financial condition and results of operations of the Company for the nine month period ended March 31, 2016 as filed on May 27, 2016; (vii) annual audited consolidated financial statements for the years ended June 30, 2015 and 2014, as filed on October 30, 2015; (viii) interim consolidated financial statements for the three months ended December 31, 2015 and 2014, as filed on February 29, 2016; (ix) interim consolidated financial statements for the six months ended March 31, 2016 and 2015, as filed November 27, 2016; (x) interim consolidated financial statements for the nine months ended March 31, 2016 and 2015, as filed May 27, 2015; (xi) material change reports dated January 13, 2016, January 19, 2016, January 27, 2016, February 2, 2016, February 17, 2016, March 4, 2016, March 14, 2016, April 1, 2016, May 5, 2016, May 9, 2016, May 11, 2016, May 24, 2016, May 30, 2016, June 6, 2016, June 8, 2016, June 9, 2016 and July 4, 2016; (xii) news releases dated January 13, 2016, January 19, 2016, January 27, 2016, February 2, 2016, February 17, 2016, March 4, 2016, March 14, 2016, April 1, 2016, May 5, 2016, May 9, 2016, May 11, 2016, May 24, 2016, May 30, 2016, June 6 2016, June 8, 2016, June 9, 2016 and July 4, 2016; and "**Public Disclosure Document**" means any one of them. For greater certainty, Public Disclosure Documents will also include any other material change reports (excluding confidential material change reports, if any), annual information forms, interim consolidated financial statements of the Company (including the related management's discussion and analysis), annual audited consolidated financial statements of the Company (including the auditors' report thereon and the related management's discussion and analysis), business acquisition reports and information circulars which are filed by the Company with the Securities Commissions or similar authorities in each of the Provinces of Canada after the date of this Agreement and prior to the termination of this Offering. Notwithstanding the foregoing, to the extent that the contents of any of the documents referenced herein

have been modified or superseded by a subsequent document, the former contents will not form part of the Public Disclosure Documents;

"**Repayment Event**" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the Subsidiaries;

"**Reporting Provinces**" means British Columbia, Alberta, Ontario and Quebec;

"**Securities Commissions**" means the securities commissions or similar securities regulatory authorities in the Reporting Provinces;

"**Securities Laws**" means, collectively, all applicable securities laws in each of the Reporting Provinces and the respective rules and regulations made thereunder, together with applicable multilateral or national instruments, orders, rulings, policies, rules and other regulatory instruments issued or adopted (and published) by each of the Securities Commissions;

"**Security Lending Agreement**" means the securities lending agreement between the Investor and one or more Insiders to be entered into prior to the Closing of a Tranche;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Standard Listing Conditions**" has the meaning given to such term in subsection 8(e);

"**Subscription Agreements**" means, collectively, the agreements to subscribe for Units between the Company and the Investor substantially in the form attached hereto as Schedule A; and "**Subscription Agreement**" means any one of them;

"**Subsidiaries**" means 1769474 Alberta Ltd., Aurora Cannabis Enterprises Inc., and Australis Capital Inc.;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time;

"**to the knowledge of**" or similar references, in respect of the Company, means to the knowledge of Terry Booth after due enquiry, in his capacity as Chief Executive Officer;

"**Unit**" has the meaning ascribed thereto on the face page hereof;

"**Warrant**" has the meaning ascribed thereto on the face page hereof;

"**Warrant Share**" means a Common Share issuable upon exercise of the Warrants.

(b) Unless otherwise indicated, all references to monetary amounts in this Agreement are to lawful money of Canada.

(c) Any reference in this Agreement to a schedule, section, paragraph, subsection, subparagraph, clause or subclause will refer to a schedule, section, paragraph, subsection, subparagraph, clause or subclause of this Agreement.

(d) The schedules hereto are incorporated into this Agreement by reference and are deemed to be a part hereof.

(e) Unless otherwise expressly provided in this Agreement, words importing the singular number include the plural and vice versa and words importing gender include all genders and the gender neutral.

2. Material Change

(a) During the period from the date of this Agreement until the last Closing of the Offering and subject to Securities Laws, the Company will promptly inform the Investor in writing of the full particulars of any of the following:

(i) any material change (actual, anticipated or, to the knowledge of the Company, threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries (taken as a whole);

(ii) any change in any material fact contained or referred to in the Subscription Agreements or any Public Disclosure Document; and

(iii) the occurrence or discovery of a material fact or event, which, in any such case, is, or would reasonably be expected to be, of such a nature as to:

(A) render the Subscription Agreements or any Public Disclosure Document untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Subscription Agreements or any Public Disclosure Document; or

(C) result in the Subscription Agreements or any Public Disclosure Document not complying in any material respect with Securities Laws.

(b) During the period from the date of this Agreement until the last Closing of the Offering, the Company shall promptly comply with all applicable filing and other requirements under Securities Laws in connection with the matters referred to in subsection 2(a) and shall prepare any document or material as may be required under Securities Laws.

(c) As soon as practicable and in any event prior to making any filing referred to in subsection 2(b), the Company shall in good faith discuss with the Investor any change in circumstances (actual, anticipated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether notice need be given to the Investor pursuant to this Section 2.

3. Company Representations and Warranties.

(a) *Representations and Warranties by the Company.* The Company represents and warrants to the Investor, as of the date hereof and as of the Closing Time and at the time of each subsequent Closing, and acknowledges that the Investor is relying upon such representations and warranties in entering into this Agreement, and agrees with the Investor, as follows:

(i) Eligibility and Compliance with Registration Requirements. The Company (i) is a reporting issuer (within the meaning of Securities Laws) or the equivalent in the Reporting Provinces, and (ii) is not in default of any of the requirements of the Securities Laws of the Reporting Provinces. The Common Shares of the Company are listed for trading on the Exchange and the Company is not in default of any of the listing requirements of the Exchange applicable to the Company including, for avoidance of doubt, any requirement that shareholder approval be obtained for the Offering or the issuance of the Units.

(ii) Company Financial Statements. The Public Disclosure Documents contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Securities Laws of the Reporting Provinces, and the Company is not in default of its filings under, nor has it failed to file or publish any document required to be filed or published under Securities Laws of the Reporting Provinces. The Annual Financial Statements are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Company for the period then ended and such financial statements have been prepared in accordance with IFRS applied on a consistent basis.

(iii) Material Contracts. All contracts and agreements material to the Company and the Subsidiaries other than those entered into in the ordinary course of its business as presently conducted (collectively the "**Material Contracts**") have been disclosed in the Public Disclosure Documents and neither the Company nor any of the Subsidiaries has approved, entered into any binding agreement in respect of, nor has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiaries, whether by asset sale, transfer of shares or otherwise. There are no amendments to the Material Contracts that have been, or are required to be, to the knowledge of the Company or any of the Subsidiaries, or are proposed to be, made other than as have been disclosed in the Public Disclosure Documents.

(iv) Independent Accountants. At all relevant times the auditors who audited the Annual Financial Statements are and have been independent public accountants as required under Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors nor has there been any event which has led any of the Company's current auditors to threaten to resign as auditors.

(v) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Public Disclosure Documents, except as otherwise stated therein, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Company or any damage, loss or other change of any kind whatsoever in circumstances materially affecting its business, affairs, capital, prospects or assets, or the right or capacity of the Company to carry on its business, such business having been carried on in the ordinary course except as disclosed in the Public Disclosure Documents.

(vi) Good Standing of the Company and the Subsidiaries. The Company has been formed and is existing under the laws of the Company's jurisdiction of formation. No proceedings have been instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation or winding-up of the Company. Each of the Subsidiaries has been formed and is existing under the laws of its jurisdiction of formation. No proceedings have been instituted or are pending for the dissolution or liquidation or winding-up of the Subsidiaries. All of the securities of the Subsidiaries are legally and beneficially owned by the Company, directly or indirectly, free and clear of all liens, charges and encumbrances of any kind whatsoever, except as previously disclosed by the Company to the Investor or as may be disclosed in the Public Disclosure Documents. Each of the Company and the Subsidiaries has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and each of the Company and the Subsidiaries holds all licences and permits that are required for carrying on its business in the manner in which such business has been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business. Each of the Company and the Subsidiaries has conducted and is conducting its business in compliance in all material respects with all laws of each jurisdiction in which its business is carried on, is in compliance in all material respects with all terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of its business and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no material breach or default by the Company, or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or default by the Company, or the Subsidiaries, exists with respect thereto.

(vii) Capitalization. As of the date hereof, the authorized capital of the Company consists of an unlimited number of common shares without par value of which 135,576,365 Common Shares were issued and outstanding as of the date hereof as fully paid and non-assessable shares in the capital of the Company. Other than as disclosed in the Public Disclosure Documents, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Company or the Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of the Company or the Subsidiaries. There have been no material changes to the consolidated capitalization of the Company since the date of the most recent financial statements and management's discussion and analysis forming part of the Public Disclosure Documents.

(viii) Shareholder Dispositions. The Company has no knowledge of any proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding common shares of the Company.

(ix) Authorization of the Company. The Company has all requisite corporate power and capacity to enter into this Agreement, and the other Operative Documents to which it is a party and to perform the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each other Operative Document to which it is a party has been duly authorized by all necessary corporate action of the Company, and this Agreement has been, and at the Closing Time the other Operative Documents to which the Company is a party will have been, duly executed and delivered by the Company and this Agreement is, and at the Closing Time the other Operative Documents to which the Company is a party will remain (or will, upon execution and delivery in accordance with the terms hereof, be) a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and except as limited by the application of equitable remedies which may be granted in the discretion of a court of competent jurisdiction and that enforcement of the rights to indemnity and contribution set out in this Agreement and the Operative Documents (as the case may be) as may be limited by applicable law.

(x) Absence of Defaults and Conflicts. Neither the Company nor any Subsidiary is in violation of its constating documents or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, the "**Agreements and Instruments**"). The execution, delivery and performance of this Agreement and the Operative Documents and the consummation of the transactions contemplated herein and therein (including the authorization, issuance, sale and delivery of the Units) and compliance by the Company with its obligations hereunder, did not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event under, or result in the creation or imposition of any lien upon any property or assets of the Company or any of the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the constating documents of the Company or any of the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries of their assets, properties or operations, except for such violations or conflicts that would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(xi) Absence of Disputes. No material labour dispute with the employees of the Company or any Subsidiary currently exists or, to the knowledge of the Company or the Subsidiaries, is imminent. None of the Company nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Company, no action has been taken or is contemplated to organize any employees of the Company or the Subsidiaries.

(xii) Absence of Proceedings. Other than as disclosed in the Public Disclosure Documents, there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the Company's knowledge, pending, threatened against or affecting the Company or any of the Subsidiaries, or to the Company's knowledge, its directors or officers at law or in equity or before or by any federal,

provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and, to the Company's knowledge, there is no basis therefor.

(xiii) Other Reports and Information: Accuracy of Exhibits. There are no reports or information that, in accordance with the requirements of the Securities Commissions or Securities Laws, must be made publicly available in connection with the Offering that have not been made publicly available as required; no material change reports or other documents have been filed on a confidential basis with the Securities Commissions that remain confidential as of the date hereof. There were and are no documents required to be filed with the Securities Commissions in connection with the Offering that were not or have not been filed as required, other than the filing of Form 45-106F1 or Form 45-106F6, as applicable, pursuant to NI 45-106 together in each case, with payment of applicable fees, where required by Securities Laws.

(xiv) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or Governmental Authority or agency or any other third party, including for certainty under the Agreements and Instruments were or are necessary or required for the performance by the Company or any Subsidiary of its obligations under any of the Operative Documents to which it is a party or the consummation of the transactions contemplated thereby, except such as have been already obtained or as may be required under applicable Securities Laws or pursuant to the rules and policies of the Exchange.

(xv) Possession of Licenses and Permits. The Company and each Subsidiary possess such permits, licenses, approvals, consents and other authorizations (collectively, "**Governmental Licenses**") issued by the appropriate federal, state, provincial, municipal, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to so possess would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect. Neither the Company nor the Subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect, and there are no facts or circumstances known to the Company, including without limitation facts or circumstances relating to the revocation, suspension, modification, withdrawal or termination of any Governmental Licenses held by others, that could lead to the revocation, suspension, modification, withdrawal or termination of any such Governmental Licenses, which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect. To the knowledge of the Company, no party granting any such Governmental Licenses is considering limiting, suspending, modifying, withdrawing, or revoking the same in any material respect.

(xvi) Title to Property. Each of the Company and the Subsidiaries have good title to its respective material assets, as disclosed in the Public Disclosure Documents, free and clear of all material liens, charges and encumbrances of any kind

whatsoever except as disclosed in the Public Disclosure Documents. The Company and the Subsidiaries have all licences, registrations, qualifications, permits, consents and authorizations necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted and all such licences, registrations, qualifications, permits, consents and authorizations are valid and subsisting and in good standing in all material respects.

(xvii) Environmental Laws. None of the Company nor any of the Subsidiaries have been in material violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any Environmental Laws. Without limiting the generality of the foregoing: (A) each of the Company and the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Materials in compliance with all applicable Environmental Laws and has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (B) there are no orders, rulings or directives issued against the Company or any of the Subsidiaries and there are no orders, rulings or directives pending or threatened against the Company or any of the Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Company. No notice with respect to any of the matters referred to in this paragraph, including any alleged violations by the Company or any of the Subsidiaries with respect thereto has been received by the Company or any of the Subsidiaries and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any Environmental Laws or relating to the ownership, use, maintenance or operation of the property and assets of the Company or any of the Subsidiaries is in progress, threatened or, to the best of the Company's knowledge, pending, which would be expected to have a Material Adverse Effect on the Company or any of the Subsidiaries and there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Company or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise.

(xviii) Accounting Controls. Except as disclosed in the Public Disclosure Documents, the Company maintains, and will maintain, at all times prior to the Closing Date a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference, (v) material information relating to the Company and the Subsidiaries is made known to those responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable laws, and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could adversely affect any of the Company's or the Subsidiaries' ability to disclose to the public information required to be disclosed by them in accordance with applicable law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company's or the

Subsidiaries' internal controls have been disclosed to the audit committee of the Company. There has been no change in accounting policies or practices of the Company or the Subsidiaries since June 30, 2015, except as has been disclosed in the Public Disclosure Documents. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 - Audit Committees of the Securities Commissions.

(xix) Taxes, etc. All tax returns, reports, elections, remittances, filings, withholdings, taxes and payments of any kind required by applicable laws to have been filed or made by each of the Company and the Subsidiaries, have been filed or made (as the case may be) and are substantially true, complete and correct. All taxes owing or otherwise required to be paid by the Company or the Subsidiaries on or before the date hereof have been timely paid, and proper accruals (in accordance with applicable accounting standards) have been made in the Annual Financial Statements or financial statements of Subsidiaries in respect of taxes not yet due or owing. The Company and the Subsidiaries have been assessed for all applicable taxes to and including the year ended June 30, 2015 and have received all appropriate refunds, made adequate provision for taxes payable for all subsequent periods and the Company and the Subsidiaries are not aware of any material contingent tax liability of the Company or the Subsidiaries not adequately reflected in the Annual Financial Statements or the Subsidiary's financial statements, as the case may be. No examination of any tax return of the Company or any of the Subsidiaries or audit of any taxes is currently in progress and there are no material issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable by the Company or any of the Subsidiaries. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment or payment of taxes, or the filing of any tax returns, with respect to the Company or any of the Subsidiaries. The Company has charged, collected and remitted on a timely basis all taxes, as required under any applicable law, on any sale, supply or delivery that it has made.

(xx) Minute Books and Corporate Records. The minute books and records of the Company and the Subsidiaries contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiaries to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Subsidiaries to the date of this Agreement not reflected in such minute books and other records. All of the material transactions of each of the Company and the Subsidiaries have been promptly and properly recorded or filed in or with its books or records and its minute book contains, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees.

(xxi) Directors, Officers and Employees. The directors, officers and key employees of the Company are as disclosed in the Public Disclosure Documents and the compensation arrangements with respect to the company's named executive officers are as disclosed in the Public Disclosure Documents and except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Company.

(xxii) Anti-Money Laundering. The operations of the Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, and no action, suit or proceeding by or before any court of Governmental Authority or any arbitrator non-Governmental Authority involving the Company with respect to the Anti-Money Laundering Laws is to the best knowledge of the Company pending or threatened.

(xxiii) Foreign Corruption. None of the Company, the Subsidiaries nor any of their employees or agents have made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws, in a manner that would reasonably be expected to have a Material Adverse Effect.

(xxiv) Compliance with Laws. None of the Company, the Subsidiaries nor any of their directors or officers are in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance would have a Material Adverse Effect on the Company or the Subsidiaries.

(xxv) No Broker. Except as provided herein, there is no person, firm or corporation which has been engaged by the Company to act for the Company and which is entitled to any brokerage or finder's fee in connection with this Agreement or the transactions contemplated hereunder.

(xxvi) Non-Arm's Length Transactions. Other than as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries are not indebted to any of its current or former directors or officers or any related parties of such current or former directors or officers, other than on account of directors fees, salaries, bonus and other employment or consulting compensation or expenses accrued but not paid, or to any of its shareholders. None of the officers and directors of the Company nor any of its shareholders is indebted or under any obligation to the Company or the Subsidiaries, on any account whatsoever, other than for: (i) payment of salary, bonus and other employment or consulting compensation, (ii) reimbursement for expenses duly incurred in connection with the business of the Company, and (iii) for other standard employee benefits made generally available to all employees.

(xxvii) No Significant Acquisitions. There are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Company is required, pursuant to Securities Laws of the Reporting Provinces to include additional financial disclosure in the Public Disclosure Documents.

(xxviii) Patents, Copyrights, etc. The Company and each of its Subsidiaries owns or possesses the requisite licenses or rights to use all patents, patent applications, patent rights, inventions, know-how, trade secrets, trademarks, trademark applications, service marks, service names, trade names and copyrights ("**Intellectual Property**") necessary to enable it to conduct its business as now operated (and, as presently contemplated to be operated in the future); there is no claim or action by any person pertaining to, or proceeding pending, or to the Company's knowledge threatened, which challenges the right of the Company or of a Subsidiary with respect to any

Intellectual Property necessary to enable it to conduct its business as now operated (and, as presently contemplated to be operated in the future); to the best of the Company's knowledge, the Company's or its Subsidiaries' current and intended products, services and processes do not infringe on any Intellectual Property or other rights held by any person; and the Company is unaware of any facts or circumstances which might give rise to any of the foregoing. The Company and each of its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of their Intellectual Property.

(xxix) Consolidated Capitalization. Other than as disclosed in the Public Disclosure Documents, there have been no material changes to the consolidated capitalization of the Company since the date of the most recent financial statements and management's discussion and analysis of the Company.

(xxx) Indebtedness and Liabilities. Other than as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever. There are no material liabilities of the Company, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Public Disclosure Documents except those incurred in the ordinary course of its business.

(xxxi) Authorization of Securities. At the Closing Time, the Common Shares and Warrants, will have been duly authorized for issuance and sale to the Investor pursuant to the Subscription Agreements. The Warrant Shares when issued upon exercise of the Warrants forming part of the Units, will be duly allotted, validly issued and outstanding as fully paid and non-assessable, and will be free of all liens, charges, and encumbrances. The Common Shares are not subject to the pre-emptive rights of any shareholder of the Company and all corporate action required to be taken by the Company for the authorization, issuance, sale and delivery of the Units, Common Shares, Warrants and Warrant Shares was validly taken at of the Closing Date.

(xxxii) Listing Conditions. At the Closing Time and upon satisfaction of the Standard Listing Conditions, the Exchange will have conditionally approved the listing of the Common Shares (and Warrant Shares issuable upon exercise of the Warrants), subject only to the satisfaction of the Company fulfilling the standard post-closing conditions of the Exchange.

(xxxiii) Warrant Certificates. At the Closing Time, the certificates representing the Warrants will have been approved and adopted by the directors of the Company and will not conflict with any applicable laws or the rules of the Exchange or the articles of the Company.

(xxxiv) Subscription Agreements. The representations and warranties of the Company in the Subscription Agreements are, or will on each Closing Date be, true and correct.

(xxxv) Use of Proceeds. The proceeds from the issuance of the Units will be used for the expenses of this Offering and for general corporate purposes.

(xxxvi) Information. All information and documentation concerning the Company and the Subsidiaries (including but not limited to the Material Contracts), that has been provided to the Investor at its request by the Company in connection with this Agreement is accurate and complete in all material respects and not misleading and does not omit to state any material fact.

(xxxvii) Officer's Certificates. Any certificate signed by any officer of the Company or the Subsidiaries delivered to the Investor or to Investor's Counsel shall be deemed a representation and warranty by the Company to the Investor as to the matters covered thereby.

4. Investor Representations and Warranties.

The Investor represents and warrants to the Company, and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement, as of the date hereof and as of the Closing Time and each subsequent Closing, that:

(i) the Investor has been formed and is existing under the laws of the Investor's jurisdiction of formation and has the corporate power to enter into and perform its obligations under this Agreement;

(ii) the execution and delivery of and performance by the Investor of this Agreement has been authorized by all necessary action on the part of the Investor; and

(iii) this Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding agreement of the Investor, enforceable against such Investor in accordance with its terms.

5. Closing.

(a) *Closing.* The Closing will be completed at the Closing Time at the offices of Company's Counsel in Toronto, Ontario, or at such other place and time as the Investor and the Company agree upon, each acting reasonably.

(b) *Payment.* At the Closing Time, and subject to the terms and conditions contained in this Agreement, the Company will issue and deliver the Share Certificate and Warrant Certificate representing the Common Shares and Warrants, respectively, underlying the Units to the Investor, against payment by the Investor of the subscription proceeds.

6. Covenants of the Company and Investor.

The Company covenants with the Investor as follows:

(a) *Offering.* The Company will use its commercially reasonable efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Investor may reasonably require (or which may be required pursuant to Securities Laws) from time to time for the purpose of giving effect to this Agreement and the other Operative Documents and take all such steps as may be

reasonably within its power to implement the provisions of this Agreement and the other Operative Documents and the transactions contemplated hereunder and thereunder.

(b) *Conditions.* The Company will use its commercially reasonable efforts to fulfill or cause to be fulfilled, at or prior to the Closing Time, the conditions set out in Section 8 of this Agreement.

The Investor covenants with the Company that neither the Investor itself nor any third party acting on Investor's behalf in any capacity, neither domestically nor internationally, shall execute short sales ("sales to open") in the Common Shares at any time, commencing with the execution of this Agreement and remaining in force until the end of the Term or its termination and retirement by the Company.

7. Conditions of Waiver and Investor's Obligations.

The obligations of the Investor hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 3 hereof or in certificates of any officer of the Company delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) *Officers' Certificate.* At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Public Disclosure Documents (i) any Material Adverse Effect, and the Investor shall have received a certificate of the Chief Executive Officer of the Company, dated as of the Closing Time, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties in Section 3 hereof are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all covenants and conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no order having the effect of ceasing or suspending the distribution of the Units, Common Shares, the Warrant Shares or the trading of any other securities of the Company has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are threatened by any Securities Commission or other Governmental Authority.

(b) *Officer's Certificate.* The Investor shall have received at the Closing Time, a certificate dated the Closing Date signed by one of the Company's Executive Chairman or Chief Financial Officer, each such certificate addressed to the Investor and Investor's Counsel, with respect to (i) the constating documents of the Company, (ii) all resolutions of the board of directors of the Company, relating to the Operative Documents and the transactions contemplated hereby and thereby, as applicable, and (iii) the incumbency and specimen signatures of the signing officers relating to the Operative Documents.

(c) *Delivery of Common Shares and Warrants.* At the Closing Time, the Investor shall have received a Share Certificate and Warrant Certificate representing the Common Shares and Warrants, respectively, underlying the Units.

(d) *Escrow Agreement and Security Lending Agreement.* On or before the Closing Time, a Security Lending Agreement and Escrow Agreement shall be executed by all

relevant parties and the Common Shares subject to the Security Lending Agreement shall be deposited with Aird & Berlis LLP, as escrow agent.

(e) *Subscription Agreements.* At or prior to the Closing Time, the Subscription Agreement shall have been duly executed and delivered by the Company and the Investor party thereto, and each Subscription Agreement shall be in full force and effect.

(f) *Listing.* At the Closing Time, there shall have been delivered to the Investor evidence satisfactory to the Investor of the conditional approval of the Exchange of the listing and posting for trading on the Exchange of the Common Shares and Warrant Shares (issuable upon exercise of the Warrants), subject only to satisfaction by the Company of customary post-closing conditions imposed by the Exchange in similar circumstances (the "**Standard Listing Conditions**").

(g) *Termination.* The Investor shall not have previously terminated, in accordance with the terms of this Agreement, its obligations pursuant to this Agreement.

(h) *Additional Documents.* At the Closing Time Investor's Counsel shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Units as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained. All proceedings taken by the Company in connection with the issuance and sale of the Units as herein contemplated shall be satisfactory in form and substance to the Investor's Counsel.

8. Conditions of Waiver and Company's Obligations.

The obligations of the Company hereunder are subject to the accuracy of the representations and warranties of the Investor contained in Section 4 hereof and to the performance by the Investor of its covenants and other obligations hereunder, and to the following further conditions:

(a) *Escrow Agreement and Security Lending Agreement.* On or before the Closing Time, a Security Lending Agreement and Escrow Agreement shall be executed by all relevant parties and the Common Shares subject to the Security Lending Agreement shall be deposited with Aird & Berlis LLP, as escrow agent.

(b) Additional Documents. At the Closing Time Company Counsel shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Units as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained. All proceedings taken by the Investor in connection with the issuance and sale of the Units as herein contemplated shall be satisfactory in form and substance to Company Counsel.

9. Representations, Warranties and Agreements to Survive.

All representations, warranties and agreements of the parties contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto shall remain operative and in full force and effect for a period of two (2) years from the date of the last Closing of the Offering regardless of (i) any investigation made by or on behalf of the Investor or

the Company, as applicable, or their respective affiliates or selling agents, any person controlling an Investor, their respective officers or directors, or any person controlling the Company, and (ii) delivery of and payment for the Units.

10. Termination of Agreement.

(a) *Termination; General.* In addition to any other remedies which may be available to the Investor, the Investor shall be entitled, at its option, to terminate its obligations hereunder by giving written notice to the Company at any time at or prior to the Closing Time if at any time after the date hereof and prior to the Closing Time:

(i) there shall occur any material change in relation to the Company, or there should be a previously undisclosed material change in relation to the Company (whether actual, proposed or prospective) which is discovered or required to be disclosed, or there should occur a change in a material fact in relation to the Company or in the Public Disclosure Documents that in the reasonable opinion of the Investor, has or would be expected to result in a Material Adverse Effect; or

(ii) any inquiry, investigation or other proceeding (whether formal or informal) is made or any order is issued under or pursuant to any statute of Canada or any province thereof or any other jurisdiction to which the Company is subject or any stock exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding or order based upon the activities of the Investor and not upon activities of the Company), which, in the opinion of the Investor, acting reasonably, prevents or restricts the distribution of the Units or significantly adversely affects the market price of the Common Shares or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole; or

(iii) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including, without limiting the generality of the foregoing, any military conflict, civil insurrection, or any terrorist action (whether or not in connection with such conflict or insurrection), or any law or regulation (or change in the interpretation or administration thereof) which, in the reasonable opinion of the Investor adversely affects, or involves, or will adversely affect or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiaries, taken as a whole, and/or prevent or materially restrict the distribution of the Units; or

(iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada; or

(v) a banking moratorium has been declared by Canadian federal authorities.

(b) *All Terms and Conditions.* The Company agrees that all material terms and conditions of this Agreement shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Company to comply with any such conditions shall entitle the Investor to terminate its obligations hereunder by notice to that effect given to the Company at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. The Investor may waive, in whole or in part, or extend the time for

compliance with, any terms and conditions of this Agreement without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Investor only if such waiver or extension is executed in writing.

11. Entire Agreement.

This Agreement constitutes the entire agreement between the Company and the Investor in connection with the transactions described herein and supersedes all prior understandings, negotiations and discussions, whether oral or written, in relation to the transactions described herein.

12. Payment of Expenses.

Whether or not this Offering or the other transactions contemplated by this Agreement are completed, including, without limitation, in the event that the Investor terminates this Agreement pursuant to Section 9 hereof, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including all fees and expenses of Investor' Counsel plus any applicable taxes thereon (collectively, the "**Investor's Legal Expenses**"). The Investor's legal expenses shall be capped at CDN$21,000, exclusive of taxes and disbursements in respect to the execution of this Agreement and shall be capped at CDN$3,500 exclusive of taxes and disbursements in respect to the closing for each additional Tranche.

13. Notices.

All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Investor shall be directed to 838 6th Avenue, 5th Floor, New York, NY 10001 USA.

14. Parties.

This Agreement shall inure to the benefit of and be binding upon the Investor and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Investor and the Company and their respective successors any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Investor and the Company and their respective successors and for the benefit of no other person, firm or corporation.

15. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

16. Time.

Time shall be of the essence of this Agreement. Except as otherwise set forth herein, specified times of day refer to Toronto time.

17. Counterparts.

This Agreement may be executed in any number of counterparts (including by PDF/email), each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

18. Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

[The remainder of this page is intentionally left blank.]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Investor and the Company in accordance with its terms.

Yours very truly,

AURORA CANNABIS INC.

By: ______________________

Name: STEVE DOBLER

Title: PRESIDENT

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 13th day of July, 2016.

Yours very truly,

ALUMINA PARTNERS LLC

By: ______________________

Name:

Title:

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Investor and the Company in accordance with its terms.

Yours very truly,

AURORA CANNABIS INC.

By: ______________________________

Name:

Title:

The foregoing accurately reflects the terms of the transaction that we are to enter into and such terms are agreed to.

ACCEPTED as of this 13th day of July, 2016.

Yours very truly,

ALUMINA PARTNERS LLC

By: ______________________________

Name: **Adi Nahmani**

Title: **Managing Member**

SCHEDULE A
Form of Subscription Agreement

(See attached)

AURORA

AURORA CANNABIS INC. SUBSCRIPTION AGREEMENT

TO: **Aurora Cannabis Inc.**

The undersigned (referred to herein as the "**Purchaser**"), hereby irrevocably subscribes to purchase from Aurora Cannabis Inc. (the "**Company**" or the "**Issuer**") that number of units of the Company (the "**Units**") set out below at a price of $<*> per Unit. Each Unit consists of one common share in the capital of the Company (a "**Common Share**") and one-half of one common share purchase warrant (a "**Warrant**"). Each whole Warrant shall entitle the holder thereof to acquire one Common Share (a "**Warrant Share**") at a price of $<*> until the date which is 60 months following the Closing Date (as hereinafter defined). This subscription plus the attached terms and conditions (the "**Terms and Conditions**"), each completed and executed U.S. Accredited Investor Certificate (as defined herein) and the schedules attached hereto and thereto, are collectively referred to as the "**Subscription Agreement**". The Purchaser agrees to be bound by the Terms and Conditions and agrees that the Issuer may rely upon the covenants, representations and warranties contained in the Subscription Agreement.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

____
(Name of Subscriber and Account Reference (if applicable))

By: ______________________________
Authorized Signature

____
(Official Capacity or Title – please print)

____
Please print name of individual whose signature appears above if different than the name of the subscriber printed above.

____
(Subscriber's Address (State, County and Zip code))

____

____
(Telephone number)

____
(E-mail Address)

Number of Units: ______________

Aggregate Subscription Price: $ ____________________

If the person signing this Subscription Agreement is signing as agent for one or more beneficial purchasers and is not a trust company or a trust corporation acting on behalf of a fully managed account managed by it or a person acting on behalf of a fully managed account managed by it, you must complete the following and ensure that the attached Schedules are completed on behalf of each beneficial purchaser.

____
(Name of Principal and Account Reference (if applicable))

____
(Principal's address)

____

____
(Telephone Number) (E-mail Address)

Account Registration Information:

____
(Account Registration)

____

____
(Address)

____

Delivery Instructions as set forth below:

____
(Name)

____
(Address)

____

____
(Telephone Number)

Present Ownership of Securities

The Purchaser either ***[check appropriate box]***:

☐ owns directly or indirectly, or exercises control or direction over, no Common Shares of the Issuer or securities convertible into Common Shares; or

☐ owns directly or indirectly, or exercises control or direction over, ____________ Common Shares and convertible securities entitling the Purchaser to acquire an additional _____________ Common Shares.

Insider Status

The Purchaser either ***[check appropriate box]***:

☐ is an "Insider" of the Issuer as defined in the *Securities Act* (Ontario), namely: "Insider" means:

(a) a director or senior officer of the Issuer;

(b) a director or senior officer of a person that is itself an insider or subsidiary of the Issuer;

(c) a person that has

(i) direct or indirect beneficial ownership of;

(ii) control or direction over; or

(iii) a combination of direct or indirect beneficial ownership of and of control or direction over

securities of the Issuer carrying more than 10% of the voting rights attached to all the Issuer's outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution; or

(d) the Issuer itself, if it has purchased, redeemed or otherwise acquired any securities of its own issue, for so long as it continues to hold those securities; or

☐ is not an Insider of the Issuer.

INSTRUCTIONS FOR PURCHASERS

The Purchaser must:

(1) Read this Subscription Agreement;

(2) Complete and execute the face page of this Subscription Agreement;

(3) Read and complete the U.S. Accredited Investor Certificate;

(4) Make payment for the Units as required by section 2 of the Terms and Conditions; and

(5) Deliver the signed documents as required by section 3 of the Terms and Conditions.

ACCEPTANCE: The Issuer hereby accepts the above subscription subject to the Terms and Conditions contained in this Subscription Agreement.
Aurora Cannabis Inc.

Per:________________________________ Date:________________________________

Authorized Signatory

SUBSCRIPTION AGREEMENT

TERMS AND CONDITIONS

1. Definitions

In this Subscription Agreement, unless the context otherwise requires:

"**Accredited Investor**" means an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act;

"**Business Day**" means any day except Saturday, Sunday or a statutory holiday in Toronto, Ontario or New York, New York;

"**Closing Date**" means <*>, 2016 or such other time as the Company and the Purchaser may determine;

"**Common Share**" has the meaning ascribed to such term on the face page hereof;

"**Company**" or "**Issuer**" has the meaning ascribed to such term on the face page hereof;

"**CSE**" means the Canadian Securities Exchange;

"**Investment Agreement**" means that certain investment agreement between the Purchaser and the Company dated July <*>, 2016;

"**Purchaser**" means Alumina Partners LLC;

"**Reporting Provinces**" means British Columbia, Alberta, Ontario and Québec;

"**Securities Laws**" means, collectively, (i) the securities laws, regulations and rules, and the blanket rulings, policies and written interpretations of and multilateral or national instruments adopted by the securities regulators of, all of the Reporting Provinces or, as the context may require, any one or more of the Reporting Provinces and the rules and policies of the CSE and (ii) the U.S. Securities Act, the U.S. Exchange Act, the state securities legislation of any State of the United States and all rules, regulation and orders promulgated thereunder, as amended from time to time;

"**Subscription Agreement**" means this subscription plus the Terms and Conditions, each completed and executed U.S. Accredited Investor Certificate and the schedules attached hereto and thereto, collectively;

"**Terms and Conditions**" means these terms and conditions;

"**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"**Units**" has the meaning ascribed to such term on the face page hereof;

"**U.S. Accredited Investor Certificate**" means the U.S. accredited investor certificate in the form attached as Schedule "A" hereto;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a "U.S. person" as defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended;

"**Warrant**" has the meaning ascribed to such term on the face page hereof; and

"**Warrant Shares**" has the meaning ascribed to such term on the face page hereof.

2. Acceptance

2.1 The Issuer may accept or reject this Subscription Agreement in whole or in part at any time prior to the Closing Time (as defined herein) and the Issuer has the right to allot to any Purchaser less than the amount of Units subscribed for. Subject to the Terms and Conditions of this Subscription Agreement, upon acceptance by the Issuer of this subscription (in whole or in part) the Purchaser will be obliged to purchase from the Issuer the number of Units in respect of which this subscription has been accepted.

2.2 The Issuer shall forward to the Purchaser confirmation of acceptance or rejection of this Subscription Agreement promptly after the acceptance or rejection of this Subscription Agreement by the Issuer. If this Subscription Agreement is rejected in whole, the Purchaser understands that any funds, certified cheques and bank drafts delivered by the Purchaser to the Issuer representing the purchase price for Units will be promptly returned to the Purchaser without interest. If this Subscription Agreement is accepted only in part, the Purchaser understands that a cheque representing the portion of the purchase price for that portion of its subscription for Units that is not accepted will be promptly delivered to the Purchaser without interest.

3. Payment

The Purchaser shall deliver the aggregate amount payable in respect of the Units subscribed for hereby to the Issuer at or before the Closing Time on the Closing Date (as defined herein), by certified cheque, wire transfer or bank draft in Canadian dollars and payable to "Aurora Cannabis Inc.", or payable in such other manner as may be specified by the Issuer.

4. Additional Deliveries and Conditions for Acceptance

4.1 The Purchaser shall complete, sign and return to: Attention: Chief Executive Officer, Aurora Cannabis Inc., 1500-1199 West Hastings St., Vancouver, British Columbia, V6E 3T5, as soon as possible:

(a) one completed and executed copy of this Subscription Agreement;

(b) one completed and executed U.S. Accredited Investor Certificate; and

(c) any other document required by applicable Securities Laws (as defined herein) which the Issuer requests.

The Purchaser acknowledges and agrees that such documents, when executed and delivered by the Purchaser, will form part of and will be incorporated into this Subscription Agreement with the same effect as if each constituted a representation and warranty or covenant of the Purchaser hereunder in favour of the Issuer. The Purchaser acknowledges and agrees that this offer, the Aggregate Subscription Price and any other documents delivered in connection herewith will be held by the Issuer until the Closing Time.

4.2 Any obligation of the Issuer to sell the Units to the Purchaser is subject to (a) performance by the Purchaser of its covenants under and in accordance with this Subscription Agreement; (b) the truth, at the time of acceptance and at the Closing Date, of the Purchaser's representations and warranties in this Subscription Agreement; (c) the trade of the Units, as applicable, to the Purchaser being exempt from the prospectus and registration requirements of applicable Securities Laws; (d) the Issuer having obtained all required regulatory approvals to permit the completion of such sale; and (e) the Purchaser executing and delivering all requisite documentation as required by this Subscription Agreement and applicable Securities Laws (including but not limited to the U.S. Accredited Investor Certificate) with respect to the Units).

4.3 The Purchaser understands that the information provided herein will be relied upon by the Issuer for purposes of determining the eligibility of the Purchaser to purchase the Units. The Purchaser agrees to provide upon request any additional information that the Issuer determines necessary or appropriate in determining the Purchaser's eligibility.

5. Closing

5.1 Closing of this subscription for the Units (the "**Closing**") will be completed at the offices of <*>, at 10:00 a.m. (Toronto time), or such other place or time as the Issuer may determine (the "**Closing Time**") on <*>, 2016, or such later date as the Issuer and the Purchaser may agree (the "**Closing Date**").

5.2 The Purchaser acknowledges that definitive certificates evidencing the Common Shares, Warrants and Warrant Shares (if any) will be delivered in physical form.

5.3 If the Closing does not occur, the Issuer shall return this Subscription Agreement and any funds, certified cheques and bank drafts delivered by the Purchaser to the Issuer representing the purchase price for Units, without interest, to the Purchaser.

6. Representations, Warranties and Covenants of the Purchaser

By executing this Subscription Agreement, the Purchaser represents, warrants and covenants to the Issuer and acknowledges that the Issuer is relying thereon that:

(a) the Purchaser is an Accredited Investor and has completed, executed and delivered the U.S. Accredited Investor Certificate and understands that the

representations and warranties therein are being relied upon by the Issuer in connection with the offer and sale of the Units to the Purchaser;

(b) the Purchaser is aware of the characteristics of the Units, the Common Shares, the Warrants and the Warrant Shares, the risks relating to an investment therein and agrees that the Purchaser must bear the economic risk of his or her investment in the Units. The Purchaser understands that he, she or it will not be able to resell the Common Shares, the Warrants and the Warrant Shares until expiry of the applicable hold period under applicable Securities Laws except in accordance with limited exemptions and compliance with other requirements of applicable law, and the Purchaser (and not the Issuer) is responsible for compliance with applicable resale restrictions or hold periods and will comply with all relevant Securities Laws in connection with any resale of the Common Shares, the Warrants and the Warrant Shares;

(c) the Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of the Purchaser's proposed investment in the Units;

(d) the Purchaser will execute and deliver within the applicable time periods all documentation as may be required by applicable Securities Laws to permit the purchase of the Units on the terms set forth herein and the Purchaser will execute, deliver, file and otherwise assist the Issuer in filing such reports, undertakings and other documents with respect to the issue of the Units as may be required by applicable Securities Laws or by any securities regulatory authority or stock exchange or other regulatory authority;

(e) the Purchaser is aware that the certificates evidencing the Common Shares, Warrants and Warrant Shares (if applicable) issued to the Purchaser will bear a legend setting out resale restrictions under applicable Securities Laws in substantially the following form:

> Unless permitted under securities legislation, the holder of this security must not trade the security before *[INSERT DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE]*.

(f) if the Purchaser is an individual, he/she has attained the age of majority and is legally competent to execute this Subscription Agreement and to take all actions required pursuant hereto;

(g) if the Purchaser is a corporation, partnership, unincorporated association or other entity, the Purchaser has the legal capacity and competence to execute this Subscription Agreement and to take all actions required pursuant hereto;

(h) if the Purchaser is not an individual, the Purchaser has not been created solely or primarily to use exemptions from the registration and prospectus exemptions under applicable Securities Laws and has a pre-existing purpose other than to use such exemptions;

(i) the execution and delivery of this Subscription Agreement and the performance and compliance with the terms hereof will not result in any breach of, or be in

conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating documents, by-laws or resolutions of the Purchaser or any indenture, contract, agreement (whether written or oral), instrument or other document to which the Purchaser is a party or subject, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser;

(j) this Subscription Agreement has been duly and validly authorized, executed and delivered by, and upon acceptance by the Issuer constitutes a legal, valid, binding and enforceable obligation of, the Purchaser;

(k) the Purchaser has not received, nor has the Purchaser requested, nor does the Purchaser have any need to receive, any prospectus, sales or advertising literature, offering memorandum or any other document (other than an annual or interim report, financial statements or any other document, other than an offering memorandum, the content of which is prescribed by statute or regulation) describing or purporting to describe the business and affairs of the Issuer which has been prepared for delivery to, and review by, prospective purchasers in order to assist them in making an investment decision in respect of the purchase of the Units;

(l) the Purchaser has relied only upon publicly available information relating to the Issuer and not upon any verbal or written representation as to fact, and the Purchaser acknowledges that the Issuer has not made any written representations, warranties or covenants in respect of such publicly available information, except as set forth in this Subscription Agreement. Without limiting the generality of the foregoing, except as may be provided herein, no person has made any written or oral representation to the Purchaser that any person will re-sell or re-purchase the Common Shares, the Warrants or the Warrant Shares, or refund any of the purchase price of the Common Shares, the Warrants or the Warrant Shares or that the Warrants will be listed on any exchange or quoted on any quotation and trade reporting system, or that application has been or will be made to list any such security on any exchange or quote the security on any quotation and trade reporting system, and no person has given any undertaking to the Purchaser relating to the future value or price of the Common Shares, the Warrants or the Warrant Shares;

(m) the Purchaser agrees that it is solely responsible for obtaining such legal, tax and other advice as the Purchaser considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated hereunder;

(n) the Purchaser will not offer or sell the Common Shares, the Warrants or the Warrant Shares in the United States or to, or for the account or benefit of, a U.S. Person, unless such securities are registered under the U.S. Securities Act and the laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that the Purchaser will not resell the Common Shares, the Warrants or the Warrant Shares except in accordance with the provisions of applicable Securities Laws;

(o) the Purchaser is entitled under applicable Securities Laws to purchase such Units without the benefit of a prospectus or registration statement qualified under such Securities Laws;

(p) The Purchaser, and each beneficial purchaser, if any, for whom it is acting as trustee or agent, was at the time it was offered the Units in, and is a resident of, or if not an individual has its head office in, the jurisdiction referred to under "Subscription and Subscriber Information" set out on the face page hereof, intends that the securities laws of that jurisdiction do and shall govern this subscription by the Purchaser of the Units, and that such addresses were not created and are not used solely for the purpose of acquiring the Units; and

(q) either (A) is not an "insider" of the Issuer or a "registrant" (each as defined under applicable Securities Laws) or (B) has identified itself to the Issuer as either an "insider" or a "registrant" (each as defined under applicable Securities Laws).

7. Representations and Warranties of the Issuer

The Issuer represents and warrants as follows to the Purchaser at the date of this Subscription Agreement and at the Closing Time and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the offer, sale and issuance of the Units to the Purchaser:

(a) the Issuer has complied with all Securities Laws in connection with the offer, sale and issuance of the Units;

(b) the Common Shares, Warrants and Warrant Shares for such Closing have been duly authorized for issuance. At the Closing Time, such Common Shares underlying the Units will be validly issued and fully paid as non-assessable securities in the capital of the Issuer and, upon the due exercise of the Warrants underlying the Units, the Warrant Shares will be validly issued and fully paid as non-assessable securities in the capital of the Issuer;

(c) the Common Shares of the Issuer are listed and posted for trading on the CSE and the Issuer is not in default of any of the material listing or filing requirements of the CSE; and

(d) the Issuer shall obtain the necessary approvals to list the Common Shares and Warrant Shares issuable upon the exercise of the Warrants on the CSE, subject to the standard listing conditions, which listing shall be conditionally approved prior to the Closing Date.

8. Reliance Upon Representations, Warranties and Covenants by Issuer

The Purchaser acknowledges that the representations, warranties and covenants made by the Purchaser in this Subscription Agreement (including without limitation those made in the U.S. Accredited Investor Certificate to be executed and delivered in accordance with this Subscription Agreement) are made with the intent that they may be relied upon by the Issuer and its counsel to, among other things, determine the Purchaser's eligibility to purchase the Units, including without limitation the availability of exemptions from the registration and prospectus requirements of applicable Securities Laws in connection

with the issuance of the Units to the Purchaser. The Purchaser further covenants to the Issuer that by accepting the Units, the Purchaser shall be representing and warranting that such representations and warranties are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that the covenants of the Purchaser made by it in this Subscription Agreement to be performed prior to the Closing Date have been performed. The Purchaser further agrees to indemnify the Issuer and its directors, officers, employees, advisers, affiliates, shareholders and agents, and counsel, against all losses, claims, costs, expenses, damages and liabilities which any of them may suffer or incur and which are caused by or arise from any inaccuracy in, or breach or misrepresentation by the Purchaser of, any such representations, warranties and covenants. The Purchaser undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Purchaser set forth herein and in the U.S. Accredited Investor Certificate that takes place prior to the Closing Date.

9. Survival

This Subscription Agreement, including without limitation the representations, warranties and covenants contained herein and in the U.S. Accredited Investor Certificate, shall survive and continue in full force and effect and be binding upon the Issuer and the Purchaser, notwithstanding the completion of the purchase of the Units by the Purchaser pursuant hereto, the issuance of any Warrant Shares, or the subsequent disposition of the Common Shares, Warrants or Warrant Shares by the Purchaser.

10. Personal Information Authorization

By executing this Subscription Agreement, the Purchaser hereby consents to the collection, use and disclosure of the personal information provided herein and other personal information provided by the Purchaser or collected by the Issuer or its agents as reasonably necessary in connection with the Purchaser's subscription for the Units (collectively, "personal information") as follows: (a) the Issuer may use personal information and disclose personal information to intermediaries such as the Issuer's legal counsel and withholding and/or transfer agents for the purposes of determining the Purchaser's eligibility to invest in the Units and for managing and administering the Purchaser's investment in the Units; (b) if the Purchaser purchased securities through a registered dealer, the Issuer may disclose and collect such personal information relating to the Purchaser's holding of the Units to and from the dealer; (c) the Issuer and its agents may use the Purchaser's social insurance number for income reporting purposes in accordance with applicable law; (d) the Issuer, its agents and advisors, may each collect, use and disclose personal information for the purposes of meeting legal, regulatory, self-regulatory, security and audit requirements (including any applicable tax, securities, money laundering or anti-terrorism legislation, rules or regulations) and as otherwise permitted or required by law, which disclosures may include disclosures to tax, securities or other regulatory or self-regulatory authorities in Canada and/or in foreign jurisdictions, if applicable, in connection with the regulatory oversight mandate of such authorities; (e) the Issuer and its agents and advisors may use personal information and disclose personal information to parties connected with the proposed or actual transfer, sale, assignment, merger or amalgamation of the Issuer or its business or assets or similar transactions, for the purpose of permitting such parties to evaluate and/or proceed with and complete such transaction; and (f) the Issuer may disclose personal information to the CSE and the Purchaser expressly consents to the collection, use and

disclosure of such personal information by the CSE or as otherwise identified by the CSE, from time to time. Purchasers, assignees and successors of the Issuer or its business or assets may collect, use and disclose personal information as described in this Subscription Agreement. The Purchaser acknowledges that the Issuer's agents or intermediaries may be located outside of Canada, and personal information may be transferred and/or processed outside of Canada for the purposes described above, and that measures the Issuer may use to protect personal information while handled by agents, intermediaries or other third parties on its behalf, and personal information otherwise disclosed or transferred outside of Canada for the purposes described above, are subject to legal requirements in foreign countries applicable to Issuer or such third parties, for example lawful requirements to disclose personal information to government authorities in those countries.

The Issuer may establish and maintain a file of the Purchaser's personal information for the purposes set out above, which will be accessible at 1500-1199 West Hastings St., Vancouver, British Columbia, V6E 3T5. Authorized employees and agents of the Issuer will have access to the Purchaser's personal information. The Purchaser may request access to or correction of his or her personal information in the Issuer's possession by writing to the foregoing address, to the attention of the Chief Executive Officer.

The information provided by the Purchaser on the first page of this Subscription Agreement identifying the name, address and telephone number of the Purchaser, the number of Common Shares being purchased hereunder and the Subscription Amount as well as the Closing Date and the exemption that the Subscriber is relying on in purchasing the Common Shares will be disclosed to the British Columbia Securities Commission, and such information is being indirectly collected by the British Columbia Securities Commission under the authority granted to it under securities legislation. This information is being collected for the purposes of the administration and enforcement of the securities legislation of British Columbia. The Purchaser (and for certainty, including each beneficial purchaser) hereby authorizes the indirect collection of such information by the British Columbia Securities Commission. In the event the Purchaser has any questions with respect to the indirect collection of such information by the British Columbia Securities Commission, the Purchaser should contact the Administrative Support Clerk at the British Columbia Securities Commission at P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1L2, (604) 899-6500.

11. Governing Law

This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Purchaser hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matters arising out of this Subscription Agreement.

12. Costs

Subject to any cap set out in the Investment Agreement, all reasonable costs and expenses incurred by the Purchaser including, without limitation, reasonable legal fees and disbursements relating to the purchase by the Purchaser of the Units, shall be borne by the Company.

13. Assignment

This Subscription Agreement shall enure to the benefit of and be binding on the Issuer, the Purchaser and their respective heirs, administrators, executors, successors and permitted assigns. This Subscription Agreement may not be assigned by the Issuer and may only be transferred or assigned by the Purchaser: (i) subject to compliance with applicable Securities Laws, and (ii) with the prior written consent of the Issuer .

14. Entire Agreement

This Subscription Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, covenants or other agreements between the parties hereto relating to the subject matter hereof, except as specifically set out, referred to or incorporated by reference herein.

15. Amendments and Waivers

No amendment to this Subscription Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any provision of this Subscription Agreement will be effective or binding unless made in writing and signed by the waiving party.

16. Language

The parties hereto confirm their express wish that this Subscription Agreement and all documents and agreements directly or indirectly relating hereto be drawn up in the English language.

17. Time of Essence

Time shall be of the essence of this Subscription Agreement in all respects.

18. Facsimile Deliveries and Counterparts

The Issuer shall be entitled to rely on delivery by facsimile of a copy of this Subscription Agreement executed by the Purchaser, and acceptance by the Issuer of such executed Subscription Agreement shall be legally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof. In addition, this Subscription Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.

19. Extended Meanings and Headings

In this Subscription Agreement words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts and unincorporated

associations. The headings contained herein are for convenience of reference only and shall not affect the construction or interpretation hereof.

20. Currency

All references to currency herein are to lawful money of the Canada.

21. Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Subscription Agreement.

SCHEDULE "A"

U.S. ACCREDITED INVESTOR CERTIFICATE

TO: Aurora Cannabis Inc. (the "Issuer")

Reference is made to the subscription agreement between the Issuer and the undersigned (referred to herein as the "**Purchaser**") dated as of the date hereof (the "**Subscription Agreement**"). Upon execution of this U.S. Accredited Investor Certificate by the Purchaser, this U.S. Accredited Investor Certificate shall be incorporated into and form a part of the Subscription Agreement. *Terms not otherwise defined herein have the meanings attributed to them in the Subscription Agreement.*

In addition to the covenants, representations and warranties contained in the Subscription Agreement, the undersigned Purchaser covenants, represents and warrants to the Issuer that the Purchaser (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Purchaser is contacting hereunder):

(a) is a U.S. Person, or is not a U.S. Person but was offered the Units, or executed or delivered the Subscription Agreement, in the United States, or is purchasing the Units for the account of or benefit of a U.S. Person or a person in the United States or is otherwise subject to the securities laws of the United States;

(b) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) is purchasing the Units and will be acquiring the Warrant Shares issuable upon exercise of the Warrants for its own account or for the account of one or more beneficial purchasers for whom it is exercising sole investment discretion, for investment only and not with a view to resale or distribution and in particular, neither it nor any beneficial purchaser for whose account it is purchasing the Units or will acquire Warrant Shares has any intention to distribute either directly or indirectly any of such securities in the United States or to U.S. Persons unless such securities are registered under the U.S. Securities Act and any applicable state securities laws, including, without limitation, any regulation under the U.S. Securities Act, or in reliance on and pursuant to an exemption from such requirements. The Purchaser and each beneficial purchaser, if any, acknowledges that the Issuer has not undertaken, and has no obligation or present intention, to register for resale any of the Common Shares, Warrants or Warrant Shares under the U.S. Securities Act or any applicable state securities laws;

(d) understands that the Common Shares, Warrants and Warrant Shares (i) have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, (ii) that the purchase and sale contemplated hereby is being made in reliance on an exemption from registration under Section 4(a)(2) of the U.S. Securities Act and Rule 506(b) of Regulation D thereunder based in part upon the Purchaser's representations contained herein, including without limitation that the Purchaser and any beneficial purchaser is an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the U.S. Securities Act ("**Accredited Investor**") and (iii) that the Common Shares, Warrants and Warrant Shares may not be offered or sold,

directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom;

(e) is an Accredited Investor and satisfies one or more of the categories indicated below (please place an "X" and initial on the appropriate line or lines and, if there is a beneficial purchaser, the Purchaser must mark "P" beside the category applicable to the Purchaser and "BP" beside the category applicable to the Beneficial Purchaser), and is:

_______ Category 1. A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

_______ Category 2. A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or;

_______ Category 3. A broker or dealer registered pursuant to Section 15 of the U.S. Exchange Act; or;

_______ Category 4. An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; or

_______ Category 5. An investment company registered under the United States Investment Company Act of 1940, as amended; or

_______ Category 6. A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940, as amended; or

_______ Category 7. A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958, as amended; or

_______ Category 8. A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of U.S. $5,000,000; or

_______ Category 9. An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or

_______ Category 10. A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940, as amended; or

_______ Category 11. An organization described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of U.S. $5,000,000; or

_______ Category 12. Any director or executive officer of the Issuer; or

_______ Category 13. A natural person whose individual net worth, or joint net worth with his or her spouse, excluding the value of his or her primary residence net of any mortgage obligation secured by the property, exceeds US$1,000,000 (for purposes of calculating net worth: (i) a person's primary residence shall not be included as an asset, (ii) indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of the Units shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of the Units exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability) and (iii) indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of sale of the Units shall be included as a liability); or

_______ Category 14. A natural person who had an individual income in excess of U.S. $200,000 in each of the two most recent years or joint income with that person's spouse in excess of U.S. $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_______ Category 15. A trust, with total assets in excess of U.S. $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

_______ Category 16. Any entity in which all of the equity owners meet the requirements of at least one of the above categories – if this category is selected the Purchaser must identify each equity owner and provide statements from each demonstrating how the equity owner qualifies as an Accredited Investor.

(f) acknowledges that the Purchaser and any beneficial purchaser has not purchased the Units as a result of any form of "general solicitation" or "general advertising" (as such terms are defined in Regulation D under the U.S. Securities Act) including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (including any press release of the Issuer) or broadcast over the Internet, radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(g) understands that the Common Shares, Warrants and Warrant Shares will not be registered under the U.S. Securities Act and will be issued as "restricted securities" as that term is defined in Rule 144(a)(3) of the U.S. Securities Act, and agrees that if the Purchaser or any beneficial purchaser decides to offer, sell or otherwise transfer any of the Common Shares, the Warrants or the Warrant Shares, the Purchaser and beneficial purchaser will not offer, sell or otherwise transfer any of such Common Shares, Warrants or Warrant Shares directly or indirectly, unless:

(A) the sale is to the Issuer;

(B) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S ("**Regulation S**") under the U.S. Securities Act and in compliance with applicable foreign laws and regulations;

(C) the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by (i) Rule 144 or (ii) 144A thereunder, if available, and in compliance with any applicable state securities laws; or

(D) the Common Shares, Warrants or Warrant Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities,

and, in the case of clauses (C)(i) or (D), the Purchaser and any beneficial purchaser has prior to such sale furnished to the Issuer an opinion of counsel of recognized standing in form and substance reasonably satisfactory to the Issuer, stating that such sale, transfer, assignment or hypothecation is exempt from the registration requirements of the U.S. Securities Act and any applicable state securities laws;

(h) acknowledges that it has not purchased the Units as a result of, and will not engage in (directly or indirectly, including through any persons acting on its behalf), any "directed selling efforts" (as defined in Regulation S) in the United States in respect of the Common Shares, Warrants or Warrant Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Common Shares, Warrants or Warrant Shares;

(i) understands and acknowledges that any certificates representing any Common Shares, Warrants and Warrant Shares sold or acquired in the United States or for the account or benefit of a U.S. Person, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of any such securities and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

"THE SECURITIES REPRESENTED HEREBY [*FOR WARRANTS ADD*: AND THE SECURITIES ISSUABLE UPON EXERCISE THEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "U. S. SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO AURORA CANNABIS INC. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT OR (2) RULE 144, IF AVAILABLE, UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION TO SUCH EFFECT OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY. [*FOR COMMON SHARES AND WARRANT SHARES ADD*: THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT "GOOD DELIVERY" OF THE SECURITIES REPRESENTED HEREBY IN SETTLEMENT OF TRANSACTIONS ON A CANADIAN STOCK EXCHANGE.";

provided that, if the securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S in circumstances where Rule 905 of Regulation S does not apply, the legend may be removed by providing to Computershare Trust Company of Canada, as registrar and transfer agent of the Company's common shares, or to the Issuer in respect of the Warrants (i) a declaration in the form attached hereto as Exhibit I to this Schedule A (or as the Issuer may prescribe from time to time) and (ii) if required by Computershare Trust Company of Canada or the Issuer, an opinion of counsel, of recognized standing reasonably satisfactory to the Issuer, or other evidence reasonably satisfactory to the Issuer, that the proposed transfer may be effected without registration under the U.S. Securities Act; *and, provided further*, that, if any Warrants are being sold under Rule 144, the legend may be removed by delivering to Computershare Trust Company of Canada an opinion of counsel of recognized standing reasonably satisfactory to the Issuer, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(h) understands and acknowledges that any certificates representing any Warrants sold or acquired in the United States or for the account or benefit of a U.S. Person, and all certificates issued in exchange for or in substitution of such certificates, will also bear the following legend upon the original issuance of any such securities:

"THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S.

SECURITIES ACT"), AND APPLICABLE STATE SECURITIES LAWS, OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

(i) acknowledges that: (A) Rule 905 of Regulation S provides in substance that any "restricted securities" that are equity securities of a "domestic issuer" (including an issuer that no longer qualifies as a "foreign issuer") will continue to be deemed to be restricted securities notwithstanding that they were acquired in a resale transaction pursuant to Rule 901 or 904 of Regulation S; (B) Rule 905 of Regulation S will apply in respect of Warrant Shares if the Issuer is not a "foreign issuer" at the time of exercise of the related Warrants, (C) the Issuer is not obligated to remain a "foreign issuer"; and (D) "domestic issuer" and "foreign issuer" are as defined in Rule 902(e) of Regulation S;

(j) consents to the Issuer making a notation on its records or giving instruction to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(k) understands and acknowledges that the publicly available materials regarding the Issuer in Canada do not contain all the information that would be found in the applicable registration statement if the Common Shares, Warrants or Warrant Shares were registered under the U.S. Securities Act and that the Issuer's financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, which differ in some respects from United States generally accepted accounting principles, and therefore may not be comparable to financial statements of United States companies;

(l) certifies that the purchase of the Units is not a transaction, or part of a chain of transactions which, although in technical compliance with Regulation D promulgated under the U.S. Securities Act, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act;

(m) understands and acknowledges that (i) if the Issuer is deemed to have been at any time previously an issuer with no or nominal operations and no or nominal assets other than cash and cash equivalents, Rule 144 under the U.S. Securities Act may not be available for resales of the Common Shares, Warrants and Warrant Shares and (ii) the Issuer is not obligated to make Rule 144 under the U.S. Securities Act available for resales of such Common Shares, Warrants and Warrant Shares;

(n) understands and agrees that there may be material tax consequences to the Purchaser of an acquisition, disposition or exercise of any of the Common Shares, Warrants and Warrant Shares; the Issuer gives no opinion and makes no representation with respect to the tax consequences to the Purchaser and any beneficial purchaser under Canadian or United States, state, local or foreign tax law of the Purchaser's and any beneficial purchaser's acquisition or disposition of such securities, including, without limitation, with respect to the potential applicability of United States federal tax rules related to "passive foreign investment companies" and "qualified electing fund" elections (as such terms are defined in the United States Internal Revenue Code of 1986, as amended); and

(o) it represents and warrants that (a) the funds representing the Aggregate Subscription Price for the Units which will be advanced by it to the Issuer will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act (the "**PATRIOT Act**"), and it acknowledges that the Issuer may in the future be required by law to disclose its name and other information relating to the Units and the its subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and (b) no portion of the Aggregate Subscription Price to be provided by it (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity that has not been identified to or by it, and it shall promptly notify the Issuer if it discovers that any of such representations ceases to be true and provide the Issuer with appropriate information in connection therewith.

IN WITNESS WHEREOF, the undersigned has executed this U.S. Accredited Investor Certificate as of the __day of ______________________, 2016.

If a Corporation, Partnership or Other Entity:	**If an Individual:**
ALUMINA PARTNERS LLC	
______________________	______________________
Print or Type Name	Print or Type Name
______________________	______________________
Signature	Signature
______________________	______________________
Name and Title of Signatory	Social Security/Tax I.D. No.

EXHIBIT I TO SCHEDULE "A"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada

AND TO: Aurora Cannabis Inc.

The undersigned (a) acknowledges that the sale of ____________________ securities of Aurora Cannabis Inc. (the "**Company**"), represented by certificate number ________________________________, to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") and (b) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Company or acting on behalf of an affiliate of the Company, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the Canadian Securities Exchange or another "designated offshore securities market" and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (within the meaning of Rule 902(c) of Regulation S under the U.S. Securities Act) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities of the Company, (6) the undersigned is not a "distributor" (as that term is defined in Rule 902(d) of Regulation S under the U.S. Securities Act) or an affiliate of a distributor or acting on behalf of any of the foregoing, and (7) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. The undersigned in making such sale has complied with (a) Rule 904(b) of Regulation S and (b) all applicable state securities laws. Terms used herein have the meanings given to them by Regulation S.

Dated: __________________

By: ________________________________
Name:
Title:

Affirmation by Seller's Broker-Dealer
(Required for sales pursuant to Section (b)(2)(B) above)

We have read the representations of our customer __________________ (the "**Seller**") contained in the foregoing Declaration for Removal of Legend, dated ____________, 20__, with regard to the sale, for such Seller's account, of ________________ common shares (the "**Securities**") of the Company represented by certificate number _____________. We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1) no offer to sell Securities was made to a person in the United States;

(2) the sale of the Securities was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another designated offshore securities market (as defined in Rule 902(b) of Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;

(3) no "directed selling efforts" were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4) we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

For purposes of these representations: "**affiliate**" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; "**directed selling efforts**" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities (including, but not be limited to, the solicitation of offers to purchase the Securities from persons in the United States); and "**United States**" means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained herein to the same extent as if this affirmation had been addressed to them.

____

Name of Firm

By: ________________________

Authorized Signatory

SCHEDULE B
Form of Draw-Down Notice

To: Alumina Partners LLC (the "**Investor**")

Date: <*>

Re: Draw-Down Notice under Investment Agreement dated July <*>, 2016 between the Investor and the undersigned (the "**Investment Agreement**")

The undersigned hereby requests that the Investor complete the funding of $_____________ of Units as contemplated by the Investment Agreement.

Please confirm all conditions in your favour have been satisfied or waived in order to proceed to closing of such Tranche of Units – by signing the acknowledgement below.

Dated this ________ day of ______________, 2016.

AURORA CANNABIS INC.

By: ________________________________
Authorized Signing Officer

The undersigned, Alumina Partners LLC, confirms confirm that all conditions have been met to its satisfaction and requests the Company proceed to (i) file a Form 9 to seek price protection and (ii) thereafter, seek Canadian Securities Exchange approval for such proposed Tranche of Units in the amount of $________________.

Dated this ________ day of ______________, 2016.

ALUMINA PARTNERS LLC

By: ________________________________
Authorized Signing Officer